Rule 12g3-2(b) File Number: ~~82-5237~~

03 NOV -3 AM 7:21

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

October 10, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

03037100

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82-5237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a declaration we filed with the stock exchanges on October 9, 2003 regarding the distribution of an interim dividend for the six months ended June 30, 2003.

Thank you for your attention.

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Sincerely yours,

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

dlw 11/4

Copy to: Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

October 9th, 2003

To: Hong Kong Stock Exchange
Information Service Department — By fax only: (852) 2877 6987

To: London Stock Exchange
Regulatory News Service — By fax only: (44) 20 7588 6057

To: Berlin Stock Market — By fax only: (49 30) 59 00 84-20

Dividend Declaration

Zhejiang Expressway Co., Ltd. (the "Company") held an extraordinary general meeting today (October 9th, 2003), and approved the resolution for the distribution of the interim dividend of the Company for the six months ended June 30th, 2003 in the amount of RMB0.04 per share.

The register of members of the Company ("Register of Members") was closed from September 9th, 2003 to October 8th, 2003 (both days inclusive). Holders of overseas listed foreign shares of the Company ("H Shares") whose name appeared in the Register of Members on September 15th, 2003 are entitled to the said final dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the interim dividend is therefore HK$1.00 to RMB1.06780.

The final dividend of RMB0.04 or HK$0.03746 per share is expected to be payable to holders of the H Shares of the Company on or before November 6th, 2003.

For and on behalf of
Zhejiang Expressway Co., Ltd.

Jingzhong Zhang
Company Secretary

Copy to: Mr. Michael Ngai – Cazenove Asia Limited, +852-2530 9492
Ms. Gigi Lau – Herbert Simth, +852-2845 9099